Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by DBJ in connection with the issuance and sale of the Bonds are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY 120.21 = US$ 1.00, the spot buying rate quoted on the Tokyo Foreign Exchange Market on May 15, 2007, as reported by The Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$41,178
Fiscal Agent’s fee, including printing and engraving Bonds	113,343
Printing expenses	40,023
Legal fees and expenses	179,116
Miscellaneous, including reimbursement in lieu of Underwriters’ Expenses	13,721

Total	$387,381